EXHIBIT 12.1

Statement of Computation of Ratios

Pursuant to Item 503
Regulation S-K

						Six months ended June 30, 2002
	Year ended December 31,
	1997	1998	1999	2000	2001
	(Dollars in Thousands)
Pre-tax loss before adjustment for minority interests and equity in net loss of affiliate	$(37,483)	$(869)	$(20,050)	$(42,519)	$(62,170)	$(47,730)
Interest expense	2,229	2,685	2,793	3,796	2,818	3,698
Amortization of interest expense related to warrants issued	—	—	—	—	—	744
Lease rental expense representative of interest(1)	371	321	723	534	637	338

Pre-tax loss before adjustment for minority interests and equity in net loss of affiliate plus fixed charges	(34,883)	2,137	(16,534)	(38,189)	(58,715)	(42,950)

Less: fixed charges
Interest expense	2,229	2,685	2,793	3,796	2,818	3,698
Amortization of interest expense related to warrants issued	—	—	—	—	—	744
Lease rental expense representative of interest(1)	371	321	723	534	637	338

Total fixed charges	2,600	3,006	3,516	4,330	3,455	4,780

Pre-tax loss before adjustment for minority interests and equity in net loss of affiliate	$(37,483)	$(869)	$(20,050)	$(42,519)	$(62,170)	$(47,730)

Ratio of earnings to fixed charges	N/A	0.7	N/A	N/A	N/A	N/A
Deficiency in earnings	$(37,483)	$(869)	$(20,050)	$(42,519)	$(62,170)	$(47,730)

(1)	Calculated as one-third of rentals, which is a reasonable approximation of the interest factor.